January 26, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: E-Smart Corp.

Re:  E-Smart Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 15, 2023

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated January 2, 2024 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Diana Vasylenko, President of the Company, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-275161) that was initially submitted to the Commission on 15th of December (the “Amendment No. 1”). The Company is submitting Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 2 as marked.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.               We note your response to our prior comment 1. Please revise your risk factor on page 13 to focus solely on the material risks of being deemed a shell and avoid suggesting that these risks are not applicable to the company but may be applicable if you were deemed to be a shell company.

The Company has revised the given risk factor on page 13.

If we are deemed a “shell Company”, the Company’s shareholders may not be able to rely on the provisions of rule 144 for resale of their shares until certain conditions are met..., page 13

Description of Business, page 31

2.               We note your response to our prior comment 6 and that you rely on an agreement with Log Horizon Trading Limited for your AI development. Please revise your disclosure to describe the material terms of this agreement. To the extent you are dependent on this agreement, include disclosure of the material risks of such reliance in your risk factor disclosure.

The Company has incorporated the given Disclosure to its Prospectus, page 31.

Required risk factor has been added to the Company’s Prospectus, page 13.

The company relies on the terms specified in the Full-Stack Development Agreement…, page 13.

3. We note your response to our prior comment 7. Please revise your disclosure to describe the material terms of the verbal agreements you have with nine tattoo artists. Your disclosure should clarify whether these agreements are binding or otherwise enforceable. To the extent they are not binding or enforceable, revise as appropriate to clarify.

The Company has revised the given disclosure.

To date, we have verbally agreed with nine tattoo artists to join our platform…, page 8

4.               We note your response to our prior comment 9. We further note your response to prior comment 6 that your "AI integration involves proprietary algorithms developed in-house." Please revise the disclosure in your prospectus to support that E-Smart incorporates cutting-edge AI technology into its platform and revise to provide a more complete discussion of how you utilize artificial intelligence. As part of your disclosure, clarify where the data sets and other AI capabilities are sourced from including open source AI products, or if they are based on simple algorithms developed in-house.

Description of Business, Platform Purpose, page 27.

The additional information related to our AI capabilities is outlined below:

E-Smart has established its initial database for our services through in-house efforts, progressively enriched by information obtained from open sources. Additionally, we entered into a collaboration with Log Horizon Trading Limited to advance our AI technology.

To ensure a comprehensive and diverse pool of information, our proprietary database was further enriched with data from open sources. The development of our website and API was exclusively handled by Log Horizon Trading Limited under the Full-Stack Development Agreement executed on June 30, 2023. This detailed agreement, officially filed on December 15, 2023, alongside the Company’s S-1 A-1, outlines all stages of website and API development, underscoring the meticulous planning and execution involved in crafting E-Smart Corp's digital platform.

As part of our collaboration with Log Horizon Trading Limited, there was a transfer of our database for the integration and refinement of AI technology within our services. Looking ahead, we continue to collaborate on ongoing integration efforts to enhance the capabilities of our platform. This collaborative approach ensures that our AI capabilities are consistently refined and aligned with industry best practices.

General

5.               We note your response to our prior comment 16 but are unable to find the referenced change in your disclosure on page F-9. As such, we reissue the comment. Please disclose the international markets that you operate in or intend to target. To the extent you continue to have operations in Europe, you should revise to discuss the commensurate laws and regulations related to the sale of your products in such jurisdictions and if applicable, any risks and consequences to the company associated with those laws and regulations.

As a company based in the USA, our primary operations are centered within the United States. However, our dedication to providing a secure and compliant platform connecting tattoo artists and individuals extends globally. We aim to attract top-tier talent and foster meaningful engagements, welcoming customers from all corners of the world, including Europe.

E-SMART CORP.

By: /s/ Diana Vasylenko

Name: Diana Vasylenko

Title: President, Treasurer and Secretary (Principal Executive, Financial and Accounting Officer)